Exhibit 4.19

LONG-TERM INCENTIVE PLAN – Goals (LTIP—Goals)

PAGSEGURO INTERNET S.A.

1.	Long-Term Incentive Plan – Goals

1.1.

The Board of Directors of PagSeguro Digital Ltd., company listed since January 24, 2018, in the New York Stock Exchange (NYSE), established in Cayman Islands (“Company”), parent company of the operational company PagSeguro Internet S.A., headquartered in the City of São Paulo, State of São Paulo, enrolled with CNPJ/MF under No. 08.561.701/0001-01 (“PagSeguro Brasil“), has approved this Long-Term Incentive Plan—Goals (hereinafter referred to as “LTIP-Goals”), through which PagSeguro Brasil may grant shares to certain employees (hereinafter referred to as “Beneficiaries”), provided that they are previously selected and approved by the LTIP-Goals Committee, as defined below, within the limits and conditions herein established.

1.2.

The purpose of the LTIP-Goals is to reinforce the alignment of interests between the Beneficiaries and the Company, giving them the opportunity to become partners of the Company, thus deepening their commitment. PagSeguro Brasil hopes to encourage the expansion, success and achievement of its corporate purposes, attracting and hiring highly-committed professionals who wish to succeed.

1.3.

LTIP-Goals management, including selection of Beneficiaries and the definition of the relevant participation conditions, will be attributed to the LTIP-Goals Committee (“LTIP-Goals Committee”), a Company’s body comprised by the Company’s Chief Executive Officer and two (2) other officers appointed by the CEO. PagSeguro may only enter into any agreement or amendment with the Beneficiaries of the LTIP – Goals as previously resolved by the LTIP-Goals Committee.

1.4.	The shares subject matter of this LTIP-Goals are the ones issued by the Company.

1.5.

The LTIP-Goals Committee will entitle each Beneficiary the right to annually receive, as payment of part of the PagSeguro Brasil Profit Sharing Plan (“PSP-PSB”), a maximum number of shares, provided that the goals established in the PSP-PSB have been met in the previous year. If PSP-PSB goals are not met in the previous year, the Beneficiaries will not receive any payment or shares for that year.

1.6.	Once the requirements above are met, the Shares shall be delivered to the Beneficiary or the settlement may be performed in cash, at the LTIP-Goals Committee’s discretion.

- If the payment is made in cash: the amount in Brazilian Reais shall be calculated on the last business day of March of the following year (“Conversion Date”), pursuant to Section 2, and the payment shall be made within ten (10) business days from the Conversion Date;

- If the payment is made in Shares: the Shares shall be issued within ten (10) business days after the Conversion Date.

- PagSeguro Brasil shall proceed with payments of taxes related to the Shares or cash payment, pursuant to then current legislation.

1.7.

If the LTIP Committee decides to include a new Beneficiary before October of the current year, and provided that the goals of the PSP-PSB have been met, the Beneficiary shall receive the Shares (or cash) on a pro-rata temporis basis. Any new Beneficiaries included in November and December shall be effective as from January of the following year.

2.	Conversion of Shares for cash payment

2.1.

The total number of Shares acquired from achieving the PSP-PSB goals in the previous year shall be converted, at the Conversion Date, in Brazilian Reais, multiplying the number of Shares by the average price of Company’s shares in the previous thirty (30) auctions before the Conversion Date.

3.	Delivery of Shares and Lockup

3.1.	In the event of payment in Shares, such Shares shall be transferred to the Beneficiary within ten (10) business days as from the Conversion Date.

3.2.

Once the Company’s Shares have been delivered, the Beneficiary shall comply with all lock-up rules established by SEC (Securities and Exchange Commission, USA), by the Company, by PagSeguro Brasil or in the LTIP-Goals concerning the sale of shares.

3.3.	Once the ownership has been effectively transferred from the Company to the Beneficiary, the latter shall be solely responsible for managing the Shares, except as provided for in Section 3.2.

3.4.

As resolved by the LTIP-Goals Committee, the delivery of Shares shall occur through sale of treasury shares, subscription of new shares or payment in cash for the Beneficiary to acquire the Company’s shares in the market.

4.	Events of Termination of Employment of the Beneficiary of PagSeguro or affiliated companies

4.1.	If the termination occurs before the end of the year: the Beneficiary will not be entitled to the Shares.

4.2.	If termination occurs after the year’s closing and before the Conversion Date: the Beneficiary shall receive the Shares, provided that the PSP-PSB goals for the previous year have been met.

5.	Legal Charges – Shares and Settlement in Cash

5.1.

The amounts subject matter hereof – paid in Shares or settled in cash – are related to the development goals of PagSeguro Brasil, established in each annual PSP-PSB. Thus, they do not result in payment of labor (FGTS, 13th salary and holidays) or social security charges.

5.2.

PagSeguro Brasil, as part of a Profit Sharing Plan, as provided by Law No. 10.101/00, shall perform the due discounts and payments provided by applicable law, considering the payment date as basis for calculation.

6.	LTIP-Goals Effectiveness

6.1.	The LTIP-Goals was approved by the Company’s Board of Directors and the LTIP Goals Committee is authorized to take all necessary measures in order to be implemented by the Company.

6.2.	The LTIP-Goals shall be effective until the Company’s Board of Directors or the LTIP Committee decides to end it.

6.3.

Without prejudice to the effectiveness and term of the PSP-PSB, the LTIP Goals and the Individual Agreements may be amended or terminated, at any time, by decision from the Company’s Board of Directors or the LTIP-Goals Committee, in the event of force majeure or drastic fluctuation in the general conditions of economy that indicates unpredictability or instability, or also in the event of changes in the law or regulations applicable to the Company or to PagSeguro Brasil that may result in material changes to the provisions of the LTIP-Goals and the Individual Agreement.

6.4.

In the event of corporate restructuring of the Company and/or PagSeguro Brasil, including third-parties, or in the event of spin-off, merger, consolidation, or also in the event of an IPO by the subsidiaries, LTIP-Goals and the Individual Agreement may be adjusted to such new corporate structure and may be amended, as exclusively resolved by the Board of Directors or the LTIP-Goals Committee.

7.	Final Provisions

7.1.

The provisions in this Individual Agreement and in the LTIP-Goals do not confer upon any rights to the Beneficiary that ensure his or her stay at PagSeguro Brasil or at any other company comprising its corporate group, and it does not interfere in anyway in PagSeguro Brasil’s right to, at any time and pursuant to applicable law, remove the Beneficiary from his or her duties and terminate the legal relationship with the Beneficiary.

7.2.	Cases not provided by this instrument shall be ruled by the LTIP-Goals Committee or by the Company’s Board of Director.

Approved on December 18, 2018, ratified on August 07, 2019 and on February, 21, 2020.